UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of February, 2006

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
                 -----------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
--------------------------------------------------------------------------
                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F    X                    Form 40-F
                        -----                             -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                              No    X
                    -----                           -----


     (If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82   .)
                                                 ---

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INNOVA, S. de R.L. de C.V.
                                       -----------------------------------
                                                 (Registrant)


Dated: March 2, 2006                   By   /s/ Carlos Ferreiro Rivas
                                          --------------------------------
                                       Name:    Carlos Ferreiro Rivas
                                       Title:   Chief Financial Officer

[SKY LOGO]                                                 FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------

                         INNOVA, S. DE R.L. DE C.V.
                         REPORTS FOURTH QUARTER AND
                          FULL YEAR 2005 RESULTS
--------------------------------------------------------------------------------
                     SUBSCRIBER BASE GROWS TO 1,250,600
--------------------------------------------------------------------------------
          The number of gross active SUBSCRIBERS increased 24.7% to 1,250,600 as of December 31, 2005 from 1,002,500 as of December 31, 2004.

--------------------------------------------------------------------------------
                        NET REVENUES INCREASED 21.5%
--------------------------------------------------------------------------------
          NET REVENUES for 2005 increased 21.5% to Ps. 5,986.5 million from Ps. 4,928.0 million for the prior year.

--------------------------------------------------------------------------------
                  OIBDA INCREASED 40.0% TO PS. 2,516.8 MM
--------------------------------------------------------------------------------
          OIBDA for 2005 increased 40.0% to Ps. 2,516.8 million from Ps. 1,797.4 million for 2004. OIBDA margin reached a record of 42.0% in 2005 versus 36.5% in the prior year.

--------------------------------------------------------------------------------
                            OWNERSHIP STRUCTURE
--------------------------------------------------------------------------------
          Televisa and DIRECTV have become the only owners of INNOVA'S EQUITY.


Mexico City,  February 23, 2006.  INNOVA, S. DE R.L. DE      [GRAPHIC OMITTED]
C.V.    ("INNOVA"   OR   "SKY"),    the   provider   of
direct-to-home   (DTH)  satellite  television  services
under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced its unaudited consolidated results for the fourth quarter and twelve months ended December 31, 2005. The attached results have been prepared in accordance with Mexican GAAP in constant Mexican pesos in purchasing power as of December 31, 2005.

--------------------------------------------------------------------------------
                              SUBSCRIBER BASE
--------------------------------------------------------------------------------
The number of gross active subscribers increased to 1,250,600 (including 70,100 commercial subscribers) as of December 31, 2005. This represents a 24.7% increase from 1,002,500 (including 60,700 commercial subscribers) as of December 31, 2004, or an increase of 248,100 gross active subscribers.

We believe the increase in our subscriber base was primarily due to the sustained growth in customer activations in response to our marketing campaigns, our high quality content, our unique exclusive events and our customer service. In addition to the above, we also experienced growth, during the first three quarters of the year, due to new subscribers coming from DirecTV Mexico, who chose our service.

The increase in our subscriber base was partially offset by subscriber cancellations. Nevertheless, we experienced a decline in the annual rate of subscriber cancellations as of December 31, 2005 as compared to the prior year.

[GRAPHIC OMITTED]


        Gross Active Subscribers

                                                        1,251k
                                        1,003k
                          857k
          738k


        Dec 02          Dec 03          Dec 04          Dec 05


--------------------------------------------------------------------------------
                            PROGRAMMING CONTENT
--------------------------------------------------------------------------------
[GRAPHICS OMITTED]

                    During the fourth  quarter of 2005,  Sky  continued  to
                    enhance  its  programming   content,  by  offering  the
                    following content and exclusive events:

                    o Pay-TV exclusive broadcast of certain soccer matches of the Mexican 2005 Opening Soccer Tournament;
                    o  Pay-TV exclusive  broadcast of the NFL Sunday Ticket
                       2005;
                    o Pay-TV exclusive broadcast of the US PGA and Champions Tour Golf Tournaments;
                    o Pay-TV exclusive broadcast of the NASCAR Nextel Cup Series, and
                    o Pay-TV exclusive broadcast of certain boxing matches, such as those of D. Corrales, JL Castillo and J. Arce.

--------------------------------------------------------------------------------
                           PRICE AND PROMOTIONS
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]
                    Innova's installation fee is currently Ps. 1,099. However, under our current subscription promotion, the installation fee is Ps. 199 or Ps. 799 for those residential subscribers who agree to pay the monthly programming fee via automatic charge to a credit card or a debit card, respectively.

                    Effective from January 1, 2006 we increased the prices of our services for approximately 3% weighted average.

                    We continue our efforts to improve the quality of our subscriber base and the collection of subscriber fees by, among other things, encouraging new and current subscribers to pay monthly programming fees through an automatic charge to their credit or debit card.

--------------------------------------------------------------------------------
FINANCIAL REVIEW
--------------------------------------------------------------------------------
                            FINANCIAL HIGHLIGHTS
          THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2005 AND 2004
             STATEMENTS PREPARED UNDER MEXICAN GAAP (UNAUDITED)
         Millions of constant Mexican Pesos as of December 31, 2005



                                THREE MONTHS ENDED DECEMBER 31,
                                -------------------------------
                       2005   % Margin      2004    % Margin    CHANGE       %

 Net Revenues         1,558        100     1,280         100       278      22
 Cost of Sales          377         24       383          30        (6)     (1)
                       ----                 ----                    ---
 Gross Profit         1,181         76       898          70       283      32

      Selling           311         20       218          17        93      43
      Operations        133          9       161          13       (28)    (17)
      Administrative     50          3        35           3        15      44
                        ---                  ---                   ---
 Total Expenses         494         32       414          32        80      19
                       ----                 ----                   ---
 OIBDA(1)               687        (44)      484         (38)      202     (42)

 Operating Income       394         25       291          23       103      35
 ------------------------------------------------------------------------------

(1) OIBDA is defined as operating income before depreciation and amortization.


                                TWELVE MONTHS ENDED DECEMBER 31,
                                --------------------------------
                       2005   % Margin      2004    % Margin    Change       %

Net Revenues          5,987        100     4,928         100     1,059      21
Cost of Sales         1,622         27     1,441          29       181      13
                     ------               ------                  ----
Gross Profit          4,364         73     3,487          71       878      25

     Selling          1,218         20     1,010          20       208      21
     Operations         470          8       543          11       (73)    (13)
     Administrative     160          3       137           2        23      17
                       ----                 ----                   ---
Total Expenses        1,848         31     1,690          33       158       9
                     ------               ------                  ----
OIBDA(1)              2,517         42     1,797          36       720      40

Operating Income      1,572         26     1,007          20       564      56
-------------------------------------------------------------------------------

(1) OIBDA is defined as operating income before depreciation and amortization.

--------------------------------------------------------------------------------
NET REVENUES
--------------------------------------------------------------------------------

Net revenues of Ps. 1,558.1 million for the three months ended December 31, 2005, increased by Ps. 277.7 million or 21.7% as compared to the same period of the prior year due to the sustained growth of our subscriber base.

Net revenues of Ps. 5,986.5 million for the year ended December 31, 2005, increased by Ps. 1,058.5 million or 21.5% as compared to the prior year, primarily due to the sustained growth of our subscriber base and revenues from pay-per-view events, primarily non-recurring sports events broadcasted on an exclusive basis.

--------------------------------------------------------------------------------
COST OF SERVICES AND SALES
--------------------------------------------------------------------------------

Cost of  services  and sales  decreased  by Ps. 5.7  million or 1.5% to Ps.
377.1 million for the three months ended December 31, 2005 as compared to the same period of the prior year. This decrease was primarily due to lower uplink and downlink costs and lower pay-per-view cost as well as the positive impact of the peso appreciation against the US dollar. This decrease was partially offset by higher programming costs associated with our larger subscriber base.

Cost of services and sales increased by Ps. 181.0 million or 12.6% to Ps. 1,622.0 million for the twelve months ended December 31, 2005, as compared to the prior year, primarily due to higher programming costs associated with our larger subscriber base, partially offset by lower uplink and downlink costs as well as the positive impact of the peso appreciation against the US dollar.

--------------------------------------------------------------------------------
OPERATING EXPENSES
--------------------------------------------------------------------------------

Total expenses of Ps. 494.5 million for the three months ended December 31, 2005, increased by Ps. 80.4 million or 19.4% as compared to the same period of the prior year, primarily due to more free special events offered to our subscribers and higher direct sales cost and promotions in order to attract and activate more subscribers, as well as higher repair of equipment cost due to a larger subscriber base and the impact of the hurricanes season.

Total expenses of Ps. 1,847.7 million for the year ended December 31, 2005, increased by Ps. 158.1 million or 9.4%, as compared to the prior year, primarily for the same reasons.

--------------------------------------------------------------------------------
OIBDA
--------------------------------------------------------------------------------

OIBDA of Ps. 686.5 million for the three months ended December 31, 2005, improved by Ps. 203.0 million or 42.0%, as compared to the same period of 2004, primarily due to higher revenues and lower cost of services and sales, partially offset by higher operating expenses, as described above. As a result, OIBDA as a percentage of net revenues, or OIBDA margin, increased from 37.8% for the fourth quarter of 2004 to 44.1% for the fourth quarter of 2005.

OIBDA of Ps. 2,516.8 million for the twelve months ended December 31, 2005, improved by Ps. 719.4 million or 40.0%, as compared to the prior year, primarily due to higher revenues, partially offset by higher cost of services and sales and operating expenses, as described above. As a result, OIBDA margin increased from 36.5% for 2004, to 42.0% for 2005.

--------------------------------------------------------------------------------
OPERATING INCOME
--------------------------------------------------------------------------------

Operating income improved by Ps. 102.7 million or 35.3% to Ps. 393.9 million for the three months ended December 31, 2005, as compared to Ps.
291.2 million during the same period of 2004. As a result, operating income as a percentage of net revenues, or operating income margin, increased to 25.3% in the fourth quarter of 2005 as compared to 22.7% in the fourth quarter of 2004.

Operating income improved by Ps. 564.4 million or 56.0% to Ps. 1,571.8 million for the twelve months ended December 31, 2005, as compared to Ps. 1,007.4 million for the same period in the prior year. As a result, operating income margin increased to 26.3% for 2005 as compared to 20.4% for 2004.

--------------------------------------------------------------------------------
NET INCOME
--------------------------------------------------------------------------------

Innova reported net income of Ps. 1,648.3 million for the three months ended December 31, 2005, as compared to Ps. 277.3 million for the same period of 2004. This improvement was due to a higher operating income as explained above and the recognition of a benefit for Innova's cumulative tax loss carryforwards as of December 31, 2005 (by reversing a related valuation allowance recognized in prior years), in connection with Innova's expected taxable income position for the coming years; in accordance with Mexican GAAP Bulletin D-4, which is similar to FASB-109 "Accounting for Income Taxes".

For the year ended December 31, 2005, Innova reported net income of Ps. 2,574.3 million, as compared to Ps. 595.5 million for the same period in the prior year. This improvement was primarily due to: a) higher operating income as explained above, b) the decrease of interest expenses from Ps.
695.4 million for 2004 to Ps. 668.6 million for 2005 mainly due to savings generated by the refinancing of our debt, c) a favorable foreign exchange result, from a net loss of Ps. (42.7) million for 2004 to a net gain of Ps.
75.6 million for 2005 and d) the positive impact for the application of Bulletin D-4 as explained above.

The 4.7% peso appreciation versus the U.S. dollar during 2005 as compared to a 0.7% peso appreciation versus the U.S. dollar during 2004, had a positive impact in our results as explained above.

Nevertheless, future devaluations of the peso will likely affect our liquidity and results of operations, due to the fact that our indebtedness, capital expenditures, satellite and a portion of our operating costs and expenses are U.S. dollar-denominated, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which would reduce our net income.

--------------------------------------------------------------------------------
CAPITAL EXPENDITURES (CAPEX)
--------------------------------------------------------------------------------

The  attached  table shows our CAPEX for                Million of U.S. Dollars
the fourth  quarter  and  twelve  months                ------------------------
ended  December  31, 2005 and 2004.  The                     4Q          YTD
increase in 2005 as compared to 2004 was           -----------------------------
mainly due to the  migration  of DIRECTV           2005     27.0        109.2
subscribers  as well  as for  our  smart           -----------------------------
card changeover process.                           2004     18.7         67.3
                                                   -----------------------------

--------------------------------------------------------------------------------
RECENT DEVELOPMENTS - OWNERSHIP STRUCTURE
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]             In  February  2006,  Innova and its  partners
                              completed    the     previously     disclosed
                              transactions  by  which   affiliates  of  The
                              DIRECTV  Group,  Inc.  (which is 34% owned by
                              News Corporation) acquired the direct and indirect equity interests in Innova formerly held by News Corporation and Liberty Media.

                              Accordingly, Televisa and DIRECTV currently own 52.7% and 47.3%, respectively, of the equity of Innova. In addition, Televisa has the right to acquire two-thirds of the equity interest that DIRECTV acquired from Liberty Media.

                              If Televisa elects to acquire this interest, then Televisa and DIRECTV would own 58.7% and 41.3%, respectively, of Innova's equity.


INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), and The DIRECTV Group, Inc, a Delaware corporation ("DIRECTV"). For more information, please visit www.sky.com.mx.

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States. For more information, please visit www.televisa.com.

THE DIRECTV GROUP INC, is a world-leading provider of digital multi-channel television entertainment. DIRECTV is approximately 34% owned by News Corporation. For more information, please visit www.directv.com.

This press release contains forward-looking statements regarding Innova's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release, including, but not limited to, the impact of changes in ownership, should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

CARLOS FERREIRO
Chief Financial Officer
-----------------------
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx
--------------------


JUAN CARLOS MUNOZ
Head of Investor Relations
Innova, S. de R.L. de C.V.
(5255) 5448-4000 ext.6642
jmunoz@sky.com.mx


                                             INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                                             CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
                                  FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2005 AND 2004
                                               STATEMENTS PREPARED UNDER MEXICAN GAAP
                              (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2005)

                                                 THREE MONTHS ENDED DECEMBER 31,          TWELVE MONTHS ENDED DECEMBER 31,
                                                   2005               2004                  2005                   2004
                                           -----------------    ----------------    ------------------    ------------------
NET REVENUES                               PS.    1,558,140     PS.   1,280,432     PS.     5,986,529     PS.     4,927,964

COST OF SERVICES AND SALES                          377,106             382,818             1,622,030             1,440,981
                                           -----------------    ----------------    ------------------    ------------------

GROSS PROFIT                                      1,181,034             897,614             4,364,499             3,486,983
                                           -----------------    ----------------    ------------------    ------------------

OPERATING EXPENSES:
Selling                                             311,265             218,193             1,217,560             1,009,922
Operations                                          133,568             161,335               470,273               542,671
Administrative                                       49,664              34,550               159,839               136,972
                                           -----------------    ----------------    ------------------    ------------------
                                                    494,497             414,078             1,847,672             1,689,565
                                           -----------------    ----------------    ------------------    ------------------

OIBDA                                               686,537             483,536             2,516,827             1,797,418

DEPRECIATION AND AMORTIZATION                       292,684             192,362               945,012               789,978
                                           -----------------    ----------------    ------------------    ------------------

OPERATING INCOME                                    393,853             291,174             1,571,815             1,007,440
                                           -----------------    ----------------    ------------------    ------------------

INTEGRAL COST OF FINANCING:
Interest expense                                    199,502             153,584               668,615               695,400
Interest income                                     (16,494)             (7,481)              (47,661)              (19,300)
Foreign exchange loss (gain) - net                  (16,723)            (25,431)              (75,598)               42,708
Gain from monetary position                         (85,813)           (117,486)             (190,974)             (318,563)
                                           -----------------    ----------------    ------------------    ------------------
                                                     80,472               3,186               354,382               400,245
                                           -----------------    ----------------    ------------------    ------------------

Special items & other expense - net                 (20,185)             10,306               (42,664)               11,323
                                           -----------------    ----------------    ------------------    ------------------

INCOME BEFORE TAXES AND
   MINORITY INTEREST                                333,566             277,682             1,260,097               595,872

Provision for income tax                                899                  51                   918                   205
Deffered income tax (income)                     (1,315,935)                  -            (1,315,935)                    -
Minority interest                                       322                 329                   779                   174
                                           -----------------    ----------------    ------------------    ------------------

NET INCOME                                 PS.    1,648,280     PS.     277,302     PS.     2,574,335     PS.       595,493
                                           =================    ================    ==================    ==================


                                   INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 and DECEMBER 31, 2004
                                     Statements prepared under Mexican GAAP
                    (Thousands of Mexican Pesos in purchasing power as of December 31, 2005)

                                                     December 31, 2005                  December 31, 2004
                                                       (Audited)                            (Audited)
                                              --------------------------            --------------------------
ASSETS
Cash and cash equivalents                     Ps.                834,101             Ps.             1,753,342
Trade accounts receivable                                        125,403                               167,876
Spare parts                                                       60,150                                17,307
Prepaid expenses and other                                       215,293                               145,259
                                                  -----------------------                ----------------------
Total current assets                                           1,234,947                             2,083,784

Property and equipment - net                                   1,959,320                             1,537,419

Pas - 9 Satellite-net                                          1,054,409                             1,219,304

Deferred income tax                                            1,315,935                                     -

Other non-current assets - net                                   470,531                                42,882
                                                  -----------------------                ----------------------

TOTAL ASSETS                                  Ps.              6,035,142             Ps.             4,883,389
                                                  =======================                ======================

LIABILITIES
Senior Notes due 2007                         Ps.                      -             Ps.             1,013,810
Trade accounts payable and accruals                              445,078                               424,605
PanAmSat Pas-9                                                    75,604                                73,101
Due to affiliated companies and other
  related parties                                                900,098                               190,897
Accrued interest                                                  87,074                               129,972
Accrued taxes                                                     25,741                               121,429
Deferred income - Pre-billed and
  pre-collected services                                         235,517                               157,492
                                                  -----------------------                ----------------------
Total current liabilities                                      1,769,112                             2,111,306
                                                  -----------------------                ----------------------

Senior Notes due 2013                                          3,187,950                             3,456,169
Bank Loans                                                             -                             1,045,727
Televisa Loan                                                    500,000                                     -
Seniority premiums                                                 8,206                                 2,254
PanAmSat Pas-9                                                 1,186,933                             1,368,760
                                                  -----------------------                ----------------------
Total non-current liabilities                                  4,883,089                             5,872,910
                                                  -----------------------                ----------------------

TOTAL LIABILITIES                                              6,652,201                             7,984,216
                                                  -----------------------                ----------------------

EQUITY OWNERS' DEFICIT
Social Parts                                                   6,877,493                             6,877,493
Additional paid-in capital                                       185,776                               185,776
Accumulated loss                                             (10,204,439)                          (10,799,932)
Net income for the period                                      2,574,335                               595,493
Excess from restatement-Inflationary
  effects on Balance Sheet                                      (50,224)                               40,343
                                                  -----------------------                ----------------------
Total Equity Owners' deficit                                    (617,059)                           (3,100,827)
                                                  -----------------------                ----------------------

TOTAL LIABILITIES AND EQUITY OWNERS' DEFICIT  Ps.              6,035,142             Ps.             4,883,389
                                                  =======================                ======================
